DLA Piper Rudnick Gray Cary US LLP
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Wm. David Chalk
david.chalk@dlapiper.com
T 410.580.4120 F 410.580.3120
May 10, 2006
VIA EDGAR AND HAND DELIVERY
Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc. Registration Statement on Form S-3 Filed April 5, 2006 SEC File No. 333-133018

Annual Report on Form 10-K for the Year Ended December 31, 2005 Filed March 16, 2006 SEC File No. 0-30821
Dear Ms. Jacobs:
     This letter is submitted on behalf of TeleCommunication Systems, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-3 (filed April 5, 2006, File No. 333-133018) (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005 (filed March 16, 2006, File No. 0-30821) (the “Form 10-K”), as set forth in your letter to Maurice B. Tosé, dated April 27, 2006. In response to the Staff’s comments, we are filing via EDGAR (i) Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and the prospectus included therein (the “Prospectus”) and (ii) Amendment No. 2 to the Form 10-K (the “Amended Form 10-K”). For reference purposes, the text of your letter dated April 27, 2006 has been reproduced herein (in bold) with responses below each numbered comment.
Serving clients globally

Barbara C. Jacobs, Esq.
May 10, 2006

Form S-3
Selling Stockholders, page 21
1.	Staff Comment: Please supplementary confirm that none of the selling stockholders are affiliates of registered broker-dealers.

Company Response: The Company supplementally advises the Staff that the selling stockholders have represented to the Company that none of them are affiliates of registered broker-dealers.
Exhibit 5. Legal Opinion
2.	Staff Comment: The second assumption at the top of page 2 appears inappropriate in that counsel should ascertain that TeleCommunication does have the requisite number of shares of Class A Common Stock available for issuance prior to the issuance of any Warrant Shares.

Company Response: The Company respectfully submits that the assumption at the top of page 2 is appropriate. As stated in the third to last paragraph of the opinion, counsel’s opinion speaks only at and as of its date (i.e., April 3, 2006). According to the terms of the warrants, the warrants are exercisable at any time and from time to time from after the earliest to occur of (i) September 15, 2006, (ii) the effective date of this Registration Statement or (iii) immediately prior to the publicly announced closing of a “fundamental transaction.” Therefore, the warrants will be exercised after the date of counsel’s opinion. As counsel’s opinion speaks only as of April 3, 2006, and because the warrants will be exercised after counsel’s opinion and the number of shares available for issuance upon exercise of the warrants after the date of the opinion is outside the control of counsel, counsel must therefore assume prior to the issuance of the Warrant Shares, the Company will have available the requisite number of shares of Class A Common Stock available for issuance under its charter.
3.	Staff Comment: The final sentence of the first full paragraph on page 2 appears inappropriate since, if any laws other than Maryland apply, it is up to counsel to render an opinion based upon those laws or to obtain an opinion from appropriate counsel. Please revise or advise.

Company Response: In response to the Staff’s comment, counsel deleted the final sentence of the first full paragraph on page 2.

4.	Staff Comment: As counsel’s opinion is limited to the date rendered and specifically excludes any changes made to state or federal laws after that date, consider whether an updated opinion will be needed at or about the time the company requests acceleration of effectiveness of this filing.

Company Response: We note your comment and the Company will consider and confer with counsel whether an updated opinion will be needed at or about the time the Company requests acceleration of effectiveness of this filing.

Barbara C. Jacobs, Esq.
May 10, 2006

Part II
Item 17. Undertakings, page 31
5.	Staff Comment: Item 512(a) of Regulation S-K was recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

Company Response: In response to the Staff’s comment, the Company has revised its undertakings to meet the requirements of Item 512(a) of Regulation S-K.
Form 10-K for the year ended December 31, 2005
Item 9A. Controls and Procedures, page 44
Changes in Internal Control over Financial Reporting, page 45
6.	Staff Comment: Please revise to disclose the specific problems with your documentation and procedures relating to revenue recognition of contracts with multiple element arrangements. Further, please describe the changes made to remediate those problems before December 21, 2005, and confirm that the remediation did not incur any material expense. Please see Item 308(c) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised Item 9A. Controls and Procedures to disclose the specific problems with the Company’s documentation and procedures relating to revenue recognition of contracts with multiple element arrangements. The Company has now disclosed in the Amended Form 10-K that the remediation did not incur any material expense.
Part III
7.	Staff Comment: We note that TeleCommunication filed its Form 10-K stating that it was incorporating by reference the Part III information from its definitive proxy materials. Please ensure that this information is filed before you seek acceleration. See Corporation Finance Telephone Interpretation H 6.

Company Response: The Company filed its definitive proxy statement, which includes Part III information, on May 1, 2006.

Barbara C. Jacobs, Esq.
May 10, 2006

     We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (410) 580-4120 if you have any questions regarding this letter or the Amended Registration Statement or the Amended Form 10-K.
Sincerely,
/s/ Wm. David Chalk
Wm. David Chalk, Esq.
Enclosures

cc:	Hugh Fuller Maurice B. Tosé Bruce A. White, Esq.